Exhibit 99.1

Press Release

AlphaMedixTM (212Pb-DOTAMTATE) achieved all primary efficacy endpoints in phase 2 study, demonstrating clinically meaningful benefits in patients with gastroenteropancreatic neuroendocrine tumors

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AlphaMedixTM showed prolonged and clinically meaningful benefits across PRRT-naïve and PRRT-exposed patients with unresectable or metastatic GEP-NETs, highlighting the potential of Targeted Alpha Therapy with lead-212 as a new treatment option

•	Results will form the basis of future discussions with health authorities

Paris, October 8, 2025. Positive results from the ALPHAMEDIX-02 phase 2 study (clinical study identifier: NCT05153772) showed AlphaMedixTM (212Pb-DOTAMTATE), an investigational somatostatin receptor (SSTR)-Targeted Alpha Therapy using the lead-212 isotope, met all primary efficacy endpoints and showed clinically meaningful overall response rates (ORR) and prolonged clinical benefits in both peptide receptor radionuclide therapy (PRRT)-naïve and PRRT-exposed patients with unresectable or metastatic SSTR positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs). Benefits in key secondary endpoints, including progression-free survival (PFS) and overall survival (OS), were also observed across both cohorts. AlphaMedix™ had a manageable safety profile that was similar across both cohorts.

“The positive results from the ALPHAMEDIX-02 study represent a pivotal movement for the Orano Med 212Pb-based platform and underscore the profound potential of lead-212-based radiopharmaceuticals in addressing critical unmet needs for patients with GEP-NETs. We are very encouraged by AlphaMedix™’s consistent and clinically meaningful activity across both peptide receptor radionuclide therapy (PRRT)-naïve and PRRT-exposed patients,” said Volker Wagner, MD, PhD, Chief Medical Officer at Orano Med. “These data reinforce our belief that delivering highly potent alpha-emitters directly to cancer cells could potentially offer a meaningful new treatment option for people living with GEP-NETs.”

Alpha-emitters are being studied to determine their relative potency and targeted tumor activity compared to current approved therapies. It is believed they could potentially reduce exposure of surrounding healthy tissue due to the short range of alpha particles. In February 2024, AlphaMedix™ was granted Breakthrough Therapy Designation by the US Food and Drug Administration (FDA) for treatment of PRRT-naïve patients with unresectable or metastatic, progressive SSTR-expressing GEP-NETs, recognizing the potential clinical benefits and potential of this lead-212–based therapy.

“The promising ALPHAMEDIX-02 results represent a significant step forward, reinforcing the potential of targeted alpha therapy to deliver precise treatment for GEP-NETs,” said Christopher Corsico, MD, Global Head of Development at Sanofi. “These data, demonstrating clinically meaningful activity and a manageable safety profile, underscore our unrelenting commitment to developing innovative therapies for patients with difficult-to-treat cancers. We look forward to advancing AlphaMedix™ and working with Orano Med and regulators to bring this important treatment to the GEP-NET community as soon as possible.”

The study is ongoing, and the full results will be presented at the 2025 European Society for Medical Oncology (ESMO) Congress. The results will also form the basis of discussions with health authorities. AlphaMedix™ has not been approved by any regulatory authority.

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About the ALPHAMEDIX-02 study

ALPHAMEDIX-02 is a phase 2, open-label, multicenter study evaluating the efficacy and safety of AlphaMedix™ (212Pb-DOTAMTATE) in patients with histologically confirmed unresectable or metastatic GEP-NETs, positive somatostatin analogue imaging and at least one site of measurable disease. The study included two cohorts evaluating PRRT-naïve (n=35) and PRRT-exposed (n=26) patients. PRRT-exposed patients had progressive disease after receiving up to four doses of 177Lu-DOTATATE and received their last dose at least six months prior to Day 1. In both cohorts, AlphaMedix™ was administered at 67.6 µCi/kg every eight weeks for up to four cycles (6 mCi maximum per cycle). Primary endpoints included ORR per RECIST1.1 and safety. Secondary endpoints included PFS and OS.

About NETs

NETs are a heterogeneous group of cancers that originate from neuroendocrine cells. These cancers occur mostly in the gastrointestinal tract and pancreas but can also occur in other tissues including the thymus, lung, and other uncommon sites such as the ovaries, heart, and prostate. Most NETs strongly express somatostatin receptors. Despite the global prevalence of NETs increasing each year, it is considered a rare cancer that is estimated to affect approximately 35/100,000 individuals worldwide. In the United States, around 12,000 patients annually are expected to be diagnosed with neuroendocrine tumors, with an average five-year survival rate of 60% at a metastatic stage.

About Orano Med

Orano Med is a subsidiary of the Orano Group. Orano Med is a clinical-stage biotechnology company that develops a new generation of targeted therapies against cancer using the unique properties of lead-212 (212Pb), an alpha-emitting radioisotope and one of the more potent therapeutic payloads against cancer cells known as Targeted Alpha Therapy (TAT). Leveraging its unique and secured access to 212Pb, the company is developing several treatments using 212Pb combined with various targeting agents. Orano Med has 212Pb manufacturing facilities, laboratories, and R&D centers in France and in the US and is currently expanding its GMP-manufacturing capacities for 212Pb radiolabeled pharmaceuticals in North America and Europe.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

All trademarks mentioned in this press release are the property of the Sanofi group except for Orano Med and AlphaMedix™.

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